UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34383

SEVEN HILLS REALTY TRUST

(Exact name of registrant as specified in its charter)

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 332-9530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, Par Value $0.001 per Share, of Seven Hills Realty Trust, a Maryland Statutory Trust

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest, Par Value $0.001 per Share, of Seven Hills Realty Trust, a Maryland Real Estate Investment Trust

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note: Effective at 4:01 p.m. (Eastern Time) on December 22, 2021 (the “Effective Time”), Seven Hills Realty Trust (the “Statutory Trust”) converted from a Maryland statutory trust to a Maryland real estate investment trust of the same name (the “MD REIT” and such conversion, the “Conversion”). At the Effective Time, each common share of the Statutory Trust, par value $0.001 per share (the “Trust Common Shares”), outstanding immediately prior to the Effective Time was converted into one (1) issued and outstanding, fully paid and nonassessable common share, par value $0.001 per share, of the MD REIT (the “REIT Common Shares”). This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the Trust Common Shares and does not affect the continued registration under the Securities Exchange Act of 1934 of the REIT Common Shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seven Hills Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEVEN HILLS REALTY TRUST

Date:	January 3, 2022	By:	/s/ G. Douglas Lanois
		Name:	G. Douglas Lanois
		Title:	Chief Financial Officer and Treasurer